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Filed by First Data Corporation
pursuant to Rule 425 under
the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Commission File No: 001-31527
Subject Company: Concord EFS, Inc.

Investor Relations Contact:	Media Relations Contact:
David Banks	Greg Rossiter
First Data	First Data
303-967-8057	303-967-6275

First Data Files Its Registration Statement for The Proposed Concord Merger
—Company Provides Regulatory Update—

DENVER—May 21, 2003—First Data Corp. (NYSE: FDC) announced that it filed its Registration Statement today with the Securities and Exchange Commission (SEC) relating to the proposed merger with Concord EFS, Inc. (NYSE: CE). The filing seeks to register the First Data shares issuable in the proposed merger that was announced on April 2, 2003.

Following completion of the SEC's review of the Registration Statement, each company intends to schedule shareholder meetings to vote on the proposed combination. The companies anticipate this vote could occur during the second half of 2003, depending on the timing of the SEC review process and the expiration or termination of the waiting period under the Hart-Scott-Rodino (HSR) Antitrust Improvements Act of 1976, as amended.

First Data also disclosed today that it has re-filed its pre-merger notification and report form under the HSR regarding the Concord transaction. That re-filing took place on May 13, 2003 with the U.S. Department of Justice (DOJ) and the Federal Trade Commission (FTC). The re-filing was made based on First Data's discussions with the DOJ, the regulatory body reviewing the merger. It provides for an additional thirty-day review period for the staff of the DOJ.

This approach is consistent with First Data's approach in the past, which is to engage directly with the regulators to address their questions. First Data believes that the approval process will be equally effective with this transaction.

Additionally, First Data has been notified by the Payment System Working Group, a sub-group of the National Association of Attorneys General, that it plans to request a copy of the information that First Data has thus far supplied to the DOJ. The company intends to cooperate with the Payment System Working Group request.

First Data continues to believe the transaction will close in the second half of 2003 and remains committed to working cooperatively with the DOJ's antitrust division and state regulators as necessary as they conduct their reviews.

About First Data

First Data Corp. (NYSE: FDC), with global headquarters in Denver, helps power the global economy. As a leader in electronic commerce and payment services, First Data serves approximately 3 million merchant locations, 1,400 card issuers and millions of consumers, making it easy, fast and secure for people and businesses to buy goods and services using virtually any form of payment. With 29,000 employees worldwide, the company provides credit, debit, smart card and stored-value card issuing and merchant transaction processing services; Internet commerce solutions; money transfer services; money orders; and check processing and verification services throughout the United States. First Data also offers a variety of payment services in the United Kingdom, Australia, Canada, Japan, Mexico, Spain, the Netherlands, the Middle East and Germany. Its Western Union and Orlandi Valuta money transfer networks include a total of approximately 159,000 agent locations in more than 195 countries and territories.

Not a Proxy Solicitation

This communication is not a solicitation of a proxy from any security holder of First Data Corporation or Concord EFS, Inc. First Data Corporation and Concord EFS, Inc. will be filing with the Securities and Exchange Commission a definitive joint proxy statement/prospectus to be mailed to security holders and other relevant documents concerning the planned merger of Concord EFS, Inc. with a subsidiary of First Data Corporation. WE URGE INVESTORS TO READ THE DEFINITIVE VERSION OF THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by First Data Corporation will be available free of charge from First Data Investor Relations, 6200 S. Quebec St., Suite 340, Greenwood Village, CO, 80111. Documents filed with the SEC by Concord EFS, Inc. will be available free of charge from Concord Investor Relations, 2525 Horizon Lake Drive, Suite 120, Memphis, TN, 38133.

First Data Corporation and its directors and executive officers and other members of its management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of First Data Corporation in connection with the merger. Information about the directors and executive officers of First Data Corporation and their ownership of First Data Corporation stock is set forth in the proxy statement for First Data Corporation's 2003 annual meeting of stockholders.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. When available, copies of the joint proxy statement/prospectus may be obtained from First Data Investors Relations at the address set forth above.

Notice to Investors, Prospective Investors and the Investment Community Cautionary Information Regarding Forward-Looking Statements

Statements in this press release regarding the proposed merger of First Data Corporation and Concord EFS, Inc., which are not historical facts, including expectations of when the transaction may close, are "forward-looking statements." All forward-looking statements are inherently uncertain as they are based on various expectations and assumptions concerning future events and they are subject to numerous known and unknown risks and uncertainties, which could cause actual events or results to differ materially from those projected. Investors are cautioned not to place undue reliance on these forward-looking statements and any such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

        Important factors upon which the forward-looking statements presented in this release are premised include: (a) receipt of regulatory and shareholder approvals without unexpected delays or conditions; (b) timely implementation and execution of merger integration plans; (c) no unanticipated changes in laws, regulations, credit card association rules or other industry standards affecting First Data/Concord's businesses which require significant product redevelopment efforts, reduce the market for or value of its products or render products obsolete; (d) no unanticipated developments relating to previously disclosed lawsuits or similar matters; (e) no catastrophic events that could impact First Data/Concord's or its major customer's operating facilities, communication systems and technology or that has a material negative impact on current economic conditions or levels of consumer spending; (f) no material breach of security of any First Data/Concord's systems; (g) successfully managing the potential both for patent protection and patent liability in the context of rapidly developing legal framework for expansive software patent protection.; and (h) other risks and uncertainties described from time to time in First Data/Concord's public filings with United States Securities and Exchange Commission.

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First Data Files Its Registration Statement for The Proposed Concord Merger —Company Provides Regulatory Update—
Notice to Investors, Prospective Investors and the Investment Community Cautionary Information Regarding Forward-Looking Statements